SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Solaris Oilfield Infrastructure, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

83418M103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418M103
1	NAME OF REPORTING PERSON William A. Zartler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A): ☐ (B): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,778,490 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,778,490(1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,778,490(1)(2) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3% (3) (See Item 4)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 538,175shares of Class A common stock held of record by William A. Zartler, (ii) 726,819 shares of Class B common stock held of record by Mr. Zartler and (iii) 3,513,496 shares of Class B common stock held of record by Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Mr. Zartler disclaims beneficial ownership of the shares held by Solaris Energy Capital, LLC in excess of his pecuniary interest therein.

(2)	Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

(3)	Based on 32,934,930 shares of Class A common stock and 13,671,971 shares of Class B common stock issued and outstanding as of January 31,2023.

Item 1(a).	Name of Issuer:

Solaris Oilfield Infrastructure, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9811 Katy Freeway
Suite 700
Houston, Texas 77024

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of William A. Zartler.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

9811 Katy Freeway
Suite 700
Houston, Texas 77024

Item 2(c).	Citizenship:

William A. Zartler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share.

Item 2(e).	CUSIP Number:

83418M103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Mr. Zartler is the beneficial owner of 4,778,490 shares of common stock of the Issuer.

Mr. Zartler holds a direct interest in 538,175 shares of Class A common stock (which includes 309,343 shares of restricted stock) and 726,819 shares of Class B common stock. Mr. Zartler also holds an indirect interest in 3,513,496 shares of Class B common stock through Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

1.	Willian A. Zartler

a.	Amount beneficially owned:

i.	4,778,490

b.	Percent of class:

i.	10.3%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

1.	4,778,490

ii.	Shared power to vote or to direct the vote:

1.	0

iii.	Sole power to dispose or to direct the disposition of:

1.	4,778,490

iv.	Shared power to dispose or to direct the disposition of:

1.	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023

By:	/s/ William A. Zartler
Name: William A. Zartler